Trent Murch

Tel 312.456.1015

Fax 312.899.0394

murcht@gtlaw.com

January 16, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Hsu

Re:                             CNH Capital Receivables LLC
Registration Statement on Form S-3
Filed December 7, 2012
File No. 333-185337

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated January 4, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission to Steven Bierman, the Chairman and President of CNH Capital Receivables LLC, we submit herewith, electronically via EDGAR, Amendment No. 1 to the above-referenced registration statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show changes from the registration statement as filed on December 7, 2012.  Amendment No. 1 reflects changes made in response to the Comment Letter.

The Registrant’s response to the Comment Letter is set forth below.  The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses.  The numbers correspond to the numbered paragraphs in the Comment Letter.  Page references in the Depositor’s responses are references to the page numbers in the aforementioned marked copy of the amendment. Capitalized terms not defined herein have the meaning assigned to them in the above captioned registration statement.   Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

Prospectus Supplement

Composition of the Receivables . . ., page S-20

1.                                      With respect to delinquent payments and defaulted receivables, please provide bracketed disclosure with respect to accrued and unpaid interest with respect to loans and the unpaid portion of lease payments attributable to the annual percentage rate.  Please refer to Item 1111(b)(4) of Regulation AB.

Response:

We have revised the disclosure on page S-20 of the Prospectus Supplement under “Composition of the Receivables as of the [Initial] Cutoff Date” in response to Staff’s comment.  If an asset pool contains any receivables with payments that are 31 or more days past due, the applicable Prospectus Supplement will include disclosure in the following form:

[Total Accrued and Unpaid Interest on [Loans] [and] [Retail Installment Sales Contracts] with Payments 31 or More Days Past Due	[Total Amount Attributable to APR for Lease Payments 31 or More Days Past Due
$ [ ]	$ [ ]
]	]

As to defaulted receivables, we confirm that no asset pool will contain any receivables that are non-performing as of the related cutoff date.  Please see clause 1(d) in the first paragraph under “Pool Assets—Selection Process” in the Base Prospectus on page 37 for the disclosure on this point.

Base Prospectus

Pre-Funding Periods, page 17

2.                                      On page 17 of the Base Prospectus under “Pre-Funding Periods,” you indicate that “the acquisition or underwriting criteria for additional pool assets to be acquired during the pre-funding period will be the same as applied to the initial asset pool.”  On page S-8 of the Prospectus Supplement under ‘Risk Factors—[Characteristics of the pool of receivables . . .],” you indicate that additional receivables “may be originated at a later date using credit criteria different than those that were applied to the initial receivables and may be of a different credit quality.”  Please revise to remove any inconsistencies or advise as to why these statements are not inconsistent.  If different credit criteria will be used, please revise the prospectus or prospectus supplement to include the required disclosure on such credit criteria.

Response:

We direct your attention to page 17 of the Base Prospectus where we have revised the disclosure in response to Staff’s comment.  The disclosure has been revised as follows (new language is underlined; deleted language marked through), thus removing any inconsistency between such language and the language referred to on page S-8 of the Prospectus Supplement.

“The eligibility ~~acquisition or underwriting~~ criteria for additional pool assets to be acquired during the pre-funding period will be the same as applied to the initial asset pool and will be as described in the related prospectus supplement.”

The eligibility criteria now referenced are those set forth in the sixth paragraph on page S-18 in the Prospectus Supplement under “The Receivables Pool” and on page 37 of the Base Prospectus under “Pool Assets—Selection Process,” which relate to criteria for the Originator in selecting assets for inclusion in an asset pool, while the credit criteria (which are referred to in the Staff’s referenced language on page S-8 of the Prospectus Supplement) used to originate a receivable are discussed on pages 10 through 14 of the Base Prospectus under “Origination of Receivables.”

As to the statement on page S-8 of the Prospectus Supplement that different credit criteria could be used for receivables originated after the initial receivables, we confirm that the origination credit criteria with respect to any receivables in an asset pool originated after the initial receivables in such asset pool would not vary materially from the origination credit criteria which is disclosed in the base prospectus.

Issuing Entities, page 19

3.                                      We note that the base prospectus indicates that certificates may be offered pursuant to the prospectus in the pending registration statement.   However, the cover of the pending registration statement appears to indicate that certificates are not being registered.  Please confirm that certificates will not be offered pursuant to the pending registration statement and revise throughout to clarify accordingly.

Response:

We confirm that certificates will not be offered pursuant to the pending registration statement and have revised the base prospectus accordingly.  In addition, to reflect that the certificates will not be offered pursuant to the pending registration statement, we have revised the opinion of Greenberg Traurig with respect to legality, the opinion of Greenberg Traurig with respect to Federal income tax matters, and Part I and Part II of the Form S-3, and have removed the Form of Underwriting Agreement for Certificates.

4.                                      If you intend to issue certificates under the pending registration statement, tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 to mortgage-backed certificates and what information you will include in the prospectus supplement as the case progresses.  See also the note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

Response:

We confirm that certificates will not be offered pursuant to the pending registration statement and we have revised the base prospectus accordingly.  In addition, to reflect that the certificates will not be offered pursuant to the pending registration statement, we have revised the opinion of Greenberg Traurig with respect to legality, the opinion of Greenberg Traurig with respect to Federal income tax matters, and Part I and Part II of the Form S-3, and have removed the Form of Underwriting Agreement for Certificates.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 456-1015.

Sincerely,

/s/ Trent M. Murch
Trent M. Murch

cc: Steven Bierman, CNH Capital Receivables LLC